AMETECH, INC.


For Immediate Release                        OTC-Bulletin Board
October 2, 1997                              Symbol: AMET
For Additional Information
Contact: David Bennett
        (405) 677-8781


                          AMETECH, INC. ANNOUNCES
                  NEW PRESIDENT & CEO; NEW BOARD MEMBERS;
                          RESIGNATION OF CHAIRMAN


Ametech, Inc. (Ametech) announced today the election of Michael R. D'Appolonia, 49, as President and Chief Executive Officer of Ametech and Environmental Transportation Services, Inc. (ETS), a wholly owned subsidiary, replacing Carl Anderson, 75.
Mr. D'Appolonia also joins the Board of Directors of the Company.

Mr. D'Appolonia brings to Ametech many years of experience in the resolution of complex business situations. He has previously served as a senior executive of a large privately held engineering firm with operations in the environmental area. He has also held senior management responsibilities as CEO of Halston Borghese, Inc. and as COO of Edrei Communications Corp. He is a Principal with the turnaround management firm of Nightingale & Associates, LLC of Stamford, CT.

Ametech also announced the election of Pierre Benoit, 59, to the Board of Directors as well as the resignation from the Board of Carl Anderson and James Brown. Mr. Benoit is also a Principal of Nightingale & Associates, LLC. Messrs. D'Appolonia and Benoit control entities that are members of New Canaan Capital, LLC, which owns approximately 75% of the issued and outstanding common shares of Ametech.

Mr. Anderson also resigned his position as Chairman of the Board.












             P. O. Box 36118 * Oklahoma City, Oklahoma  73136
                 Phone (405) 677-8781 * Fax (405) 672-1781



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